Filed Pursuant to Rule 433
Registration No. 333-136743
Pricing Term Sheet
September 13, 2006
Bristow Group Inc.
5.50% Mandatory Convertible Preferred Stock
          The following information supplements the Preliminary Prospectus, dated September 7, 2006, filed pursuant to Rule 433, Registration Statement No. 333-136743.

Title of securities:	5.50% Mandatory Convertible Preferred Stock

Aggregate amount offered:	$200,000,000 of liquidation preference

Shares issued:	4,000,000

Liquidation preference per share:	$50

Greenshoe option:	600,000 shares; option to purchase additional shares from Bristow Group Inc.

Price to public:	100% of liquidation preference

Annual/quarterly dividend per share:	$2.75 / $0.68750

Amount of first dividend payment per share:	$0.65694

Mandatory conversion date:	September 15, 2009

Threshold appreciation price:	Represents an approximately 22.5% appreciation over the initial price

Conversion rate:	If the applicable market value of shares of Bristow Group Inc.’s common stock is equal to or greater than $43.19 (the “threshold appreciation price”), then the conversion rate will be 1.1576 shares of Bristow Group Inc.’s common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $50 divided by $43.19.

If the applicable market value of shares of Bristow Group Inc.’s common stock is less than $43.19, the threshold appreciation price, but greater than $35.26 (the “initial price”), then the conversion rate will be the number of shares of Bristow Group Inc.’s common stock equal to $50 divided by the applicable market value.

If the applicable market value of shares of Bristow Group Inc.’s common stock is less than or equal to $35.26, the initial price, then the conversion rate will be 1.4180 shares of Bristow Group Inc.’s common stock per share of Bristow Group Inc.’s mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $50 divided by $35.26.

Cash acquisition conversion rate:	The following table sets forth the cash acquisition conversion rate per share of mandatory convertible preferred stock for each hypothetical stock price and effective date set forth below:

Effective Date	$ 15.00	$ 20.00	$ 25.00	$ 30.00	$ 35.00	$ 35.26	$ 40.00	$ 43.19	$ 45.00	$ 50.00	$ 55.00	$ 60.00	$ 65.00	$ 70.00	$ 75.00

9/19/2006	1.3473	1.3009	1.2620	1.2325	1.2110	1.2101	1.1958	1.1885	1.1851	1.1775	1.1722	1.1685	1.1659	1.1640	1.1627
9/15/2007	1.3838	1.3416	1.2973	1.2592	1.2296	1.2282	1.2078	1.1974	1.1925	1.1818	1.1745	1.1695	1.1661	1.1638	1.1623
9/15/2008	1.4132	1.3925	1.3529	1.3049	1.2602	1.2581	1.2251	1.2081	1.2002	1.1838	1.1735	1.1672	1.1635	1.1613	1.1600
9/15/2009	1.4180	1.4180	1.4180	1.4180	1.4180	1.4180	1.2500	1.1576	1.1576	1.1576	1.1576	1.1576	1.1576	1.1576	1.1576

Provisional conversion at our option:	If, at any time prior to September 15, 2009, the closing price per share of common stock exceeds $64.785 (150% of the threshold appreciation price of $43.19), subject to anti-dilution adjustments, for at least 20 days within a period of 30 consecutive trading days, we may elect to cause the conversion of all, but not less than all, of our mandatory convertible preferred stock then outstanding at the minimum conversion rate of 1.1576 shares of common stock for each share of mandatory convertible preferred stock, subject to certain adjustments and only if, in addition to issuing you such shares of common stock, at the time of such conversion we are then legally permitted to and do pay you (i) the present value of all the remaining future dividend payments through and including September 15, 2009, on our mandatory convertible preferred stock, computed using a discount rate equal to 7.50% plus (ii) an amount equal to any accrued, cumulated and unpaid dividend payments on our mandatory convertible preferred stock, whether or not declared (other than previously declared dividends on our mandatory convertible preferred stock payable to holders of record as of a prior date).

Cash acquisition dividend make-whole payment:	For any shares of mandatory convertible preferred stock that are converted during the cash acquisition conversion period, in addition to the shares of common stock issued upon conversion, Bristow Group Inc. must, in its sole discretion, either (a) pay you, the sum of (which we refer to as the “cash acquisition dividend make-whole amount”) (1) an amount equal to any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock, whether or not declared, plus (2) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including September 15, 2009, in each case, out of legally available assets, or (b) increase the number of shares of our common stock to be issued on conversion by an amount equal to the cash acquisition dividend make-whole amount, divided by the stock price of shares of Bristow Group Inc.’s common stock. The present value of the remaining dividend payments will be computed using a discount rate equal to 7.50%.

Net proceeds of the mandatory convertible preferred stock offering after all offering expenses and underwriters’ discount:	$193,700,000

Use of proceeds:	We intend to use the net proceeds from this offering (assuming no exercise of the underwriters’ option to purchase additional shares) for the following purposes:

• to fund the $98.8 million purchase price for the acquisition of five large aircraft under options we intend to exercise that expire on September 30, 2006;

• to fund a portion of the $349.4 million purchase price for the acquisition of additional aircraft under options we may exercise; and

• to fund a portion of the $394.5 million purchase price for the acquisition of aircraft on order as of June 30, 2006.

Pending such uses, we plan to invest the net proceeds of this offering in highly liquid, investment-grade securities. Depending on the timing of such uses, we may use a portion of the net proceeds for working capital and other general corporate purposes, including acquisitions.

Underwriters discount:	3.00% (The underwriters will receive no discount or commission on the sale of an aggregate of 300,000 shares of mandatory convertible preferred stock to Caledonia Investments plc.)

Trade date:	September 13, 2006

Settlement date:	September 19, 2006

CUSIP:	110394400

Common stock:	Our common stock is listed for trading on the NYSE under the symbol “BRS.”
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or Goldman, Sachs & Co. toll free at 1-866-471-2526.